April 13, 2006

Mr. Gary Todd, Reviewing Accountant

Securities and Exchange Commission

100 F Street

Washington, D. C. 20549-6010

Re:                 Cubic Corporation  File No. 001-8931

S. E. C. comment letter dated March 21, 2006

Dear Mr. Todd:

We have reviewed the comments in your letter dated March 21, 2006, and respectfully submit our response. Each of your comments has been repeated below, followed by our response.

10-K for the fiscal year ended September 30, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.               SEC comment:  We see that you present a non-GAAP measure of “earnings before certain identified items” within your MD&A. With respect to that measure, please expand future filings to present all of the disclosures required by S-K Item 10(e)(1)(i). Expanded disclosure should also consider the guidance from Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please show us how you intend to apply this comment.

Cubic response:  The table to which you refer appears in a paragraph that enumerates significant charges and credits to earnings that we had described in the immediately preceding narrative. Several different items were discussed that spanned a period of three years. The “earnings before certain identified items” is the starting point of the table which reconciles to net income for each year presented. By having the table build-up to net income, we believe we have complied with S-K Item 10(e)(1)(i)(A-B).

The introductory sentence to the table is: “The following table provides insight into our results of operations by summarizing the effects of these items on our net income.”  Even though we believe our narrative was informative, we also believe a tabular summary of the narrative helps the reader put the pieces together and clearly see the individual and aggregate effect of these components of net income for each year. We included the introductory sentence specifically to comply with the provisions of S-K

9333 Balboa Ave., San Diego, CA 92123, • P.O. Box 85587, San Diego, CA 92186-5587

858 277-6780 • Fax 858-277-1878

www.cubic.com • American Stock Exchange Symbol:  CUB

Item 10(e)(1)(i)(C-D) and Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. We were also careful not to refer to a non-GAAP measure of earnings per share.

We have considered your comment and plan to expand our future disclosures in the event we include non-GAAP measures such as the one which appeared in our 2005 Form 10-K. As an example, such expanded disclosure applied to the 2005 Form 10-K table would be as follows:

“The items described above were the results of activities conducted outside of what we consider to be our core business. We have provided the following table as we believe it provides insight into our results of operations and the way management views the business by summarizing the effects of these items on our net income.”

2.               SEC comment:  As a related matter, under S-K Item 10(e)(1)(ii)(B) you should not adjust a non- GAAP performance measure to eliminate or smooth items identified as non- recurring, infrequent or unusual when it is reasonably likely that you may incur a similar gain or loss within two years or where you actually incurred a similar gain or loss within the prior two years. With respect to the real estate gains, please describe your consideration of that guidance. We see, for instance, based on disclosure from the Form 10-Q as of December 31, 2005 that you apparently held other real estate for sale during the periods presented in the Form 10-K.

Cubic response:  The real estate gains that occurred in fiscal 2003 and in the first quarter of fiscal 2006 were the result of unrelated opportunistic transactions. In fiscal 2003, we did not believe it was reasonably likely that we would incur a similar gain or loss within two years, and, in fact, the real estate gains were more than two years apart. The parcels of real estate were residual assets retained from businesses that Cubic had sold or consolidated in past years. Cubic had held these properties for investment purposes or for possible future use in its operating businesses. In the past few years, the market value of the real estate increased significantly and the assets were sold for cash to take advantage of these favorable market conditions. The sales were opportunistic and not part of any plan by management. When each occurred, we intended our disclosures to communicate that these transactions were not part of our core long-term contracting business. Our disclosures did not include any indication that we considered these transactions non-recurring, infrequent, or unusual. In this manner, we believe our disclosures are compliant with the provisions of S-K Item 10(e)(1)(ii)(B).

Consolidate Financial Statements

3.               SEC comment:  We see that you have approximately $7.5 million of “deferred compensation” recorded in other liabilities. In future filings please include footnote disclosure about the compensation program generating the deferred compensation liability.

Cubic response:  Certain of Cubic’s executives may elect to defer payment of a portion of their compensation to be received after their retirement from the company. The Company makes no contribution to this non-qualified plan. Cubic will include disclosures to this effect in its 2006 Form 10-K.

4.               SEC comment:  We refer to the disclosure on page 9 that 44% of your revenues are derived from service type work. In future filings please revise the statements of income to separately disclose revenues from the sales of products, services and any other components that are more than 10 percent of total revenues for the year. Related costs and expenses should also be disclosed separately. Refer to Regulation S-X, Article 5-03(b)(1) and (2).

Cubic response:  We will revise future filings to include in our income statement separate disclosure of service and product revenues and costs in accordance with Regulation S-X, Article 3-05(b)(1) and (2).

5.               SEC comment:  We see that you recorded gains on sales of assets of $4.5 and $8.5 million in fiscal years 2004 and 2003, respectively. Please expand future filings to present footnote disclosure about the origin and nature of significant gains and losses on disposals of assets. Please also tell us about your consideration of the classification guidance set forth in Question 2 to SAB Topic 5-P and paragraph 45 to SFAS 144.

Cubic response:  With respect to the real estate transactions that occurred in fiscal year 2003, please refer to the response in (2) above. We did not classify the assets sold as held for sale because all the provisions of paragraph 30 of SFAS 144 had not been met until the quarters during which the sales occurred. Prior to the sales, there were no plans to sell, there had been no active program to locate buyers, nor were the properties marketed. Accordingly, we believe the provisions of paragraph 45 of SFAS 144 and Question 2 to SAB Topic 5-P did not apply to the real estate sales.

The gain on the sale of the life insurance policy in 2004 was described in Note 9 to the 2004 financial statements.

Cubic’s future filings will include disclosures about the origin and nature of significant gains and losses on disposals of assets.

Note 1. Summary of Significant Accounting Policies

6.               SEC comment:  We note that you use accelerated methods to depreciate machinery and equipment. In future filings expand to specifically identify the accelerated depreciation methods in use. If not apparent, also clarify the pattern and timing of depreciation charges and why the methods are appropriate considering the nature of your machinery and equipment.

Cubic response:  In our next annual report, we will expand our depreciation disclosures accordingly.

Note 9. Legal Matters

7.               SEC comment:  Regarding the breach of contract claim filed by your customer in April 2005, please tell us and revise future filings to disclose whether you have recorded a liability for estimated losses resulting from the legal claim. We see that you have recorded an allowance against receivables from the customer and that you expensed all costs incurred in connection with the contract during fiscal year 2005. If you have not recorded a liability for future estimated losses from the legal contingency, please explain the basis for your accounting. Refer to SFAS 5.

Cubic response:  Other than reserving for the uncertainty of collecting the receivable on the contract and properly accounting for the estimated costs to complete the contract in accordance with SOP 81-1, we made no accruals for possible future losses arising from the litigation described in paragraph 2 of Note 9 to the 2005 financial statements as we do not believe a future loss is probable based on the provisions of SFAS 5. We believe the discussion in Note 9 adequately describes our justification for our accounting. We also believe, however, that our disclosures would have been more explicit by the addition of the following sentence at the end of the disclosure. “No liability for possible losses arising from this litigation has been recorded as of September 30, 2005.”  This disclosure, or one similar to it, will be included in the 2006 financial statement disclosures and in future filings, as required, in the event this matter is not settled during the year and the circumstances warrant.

10-Q for the quarter ended December 31, 2005

8.               SEC comment:  We see that you recorded a $7.2 million gain on sale of investment real estate. Tell us and revise future filings to disclose the nature of the property sold, historical cost of the real estate, and the terms of the sale. Please also consider providing MD&A disclosure regarding the business reason for sale of the investment property. Please clarify whether you hold any additional investment real estate and, if so, tell us why you should not present the investment asset as a separate line item in your consolidated balance sheet.

Cubic response:  Refer to items 2 and 5 above for additional information regarding the sale of real estate. The real estate sold in the first quarter of fiscal year 2006 had a historical cost of approximately $1 million. This can be derived by reference to the statement of cash flows which discloses the cash proceeds from the sale were $8 million and the gain from the sale was approximately $7 million. At the present time, Cubic does not consider any of its real estate as held for sale or investment purposes. As such, none of our assets are classified as held for sale on our balance sheet. In the event we were to sell assets in the future, we will include a discussion of the business purpose in our MD&A together with disclosure in the notes of the nature of the assets sold, historical cost, and the terms of the sale.

9.               SEC comment:  We note your disclosure that your principal executive officer and principal financial officer have evaluated disclosure controls and procedures as of a date within 90 days before the filing date of the quarterly report. In future filings, please revise this section to disclose management’s conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the quarterly report. Refer to Item 307 of Regulation S-K and Part III.F of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33- 8238, available on our website at www.sec.gov/rules/finaI/33-8238.htm.

Cubic response:  We will revise our future disclosures regarding disclosure controls accordingly.

10.         SEC comment:  In addition, we note your disclosure that management has concluded that your disclosure controls and procedures are effective “in timely alerting [management] to material information relating to the Company (including consolidated subsidiaries) required to be included in the Company’s periodic SEC filings.” The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act. If you do not wish to eliminate this language, please revise so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e). Please apply in future filings.

Cubic response:  We will revise our future disclosures regarding disclosure controls accordingly.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings, that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to our filings, and we must not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in improving the quality of our filings.

Sincerely,

/s/ Mark A. Harrison
Mark A. Harrison
Vice President and Corporate Controller